Alpha Partners Technology Merger Corp.

One Penn Plaza, 36th Floor

New York, NY 10119

June 22, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alpha Partners Technology Merger Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 2, 2021

File No. 333-253221

Ladies and Gentlemen:

Set forth below is the response of Alpha Partners Technology Merger Corp. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated June 15, 2021, with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed with the Commission on June 2, 2021 (as amended, the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified.

Amendment No. 4 to Form S-1

Summary, page 1

1.	We note your revised disclosure defines "anchor investors" as certain institutions which are unaffiliated with you or your management team that (i) will purchase private placement units in a private placement that will close concurrently with this offering, (ii) will purchase founder units from your sponsor in connection with the closing of the business combination and (iii) have indicated an interest in purchasing units in this offering. Please revise your filing to identify such anchor investors.

RESPONSE: The Company has identified the anchor investors in the Summary section of the prospectus and throughout the Registration Statement as unaffiliated institutional investors. These investors are not affiliates of the Company and do not have any influence or governance control over the Company. None of the anchor investors will have any

Securities and Exchange Commission

June 22, 2021

contractual rights with respect to controlling the sponsor or the Company – i.e., each anchor investor will be passive in respect of its economic exposure.  Nor will any of these anchor investors own more than 10% of the Class B ordinary shares underlying the founder units or the Class A ordinary shares as part of the private placement units and units being offered in the offering, even if the anchor investors purchase the full number of units specified in their non-binding indications of interest. These anchor investors have also not committed to purchase in the initial public offering and, instead, have only delivered indications of interest.  As is the case with indications of interest, these are non-binding in nature and, as such, these anchor investors are not obligated to purchase any shares in the initial public offering or to hold any public securities of the SPAC at the time of the business combination.  Lastly, the Company has complied with the disclosure requirements of Item 403 of Regulation S-K in the “Principal Shareholders” section of the prospectus. For these reasons, the Company does not believe that identification of the names of the anchor investors is material to investors in the initial public offering (which is consistent with not disclosing the names of any other investors participating in the public offering).  Moreover, the Company believes that identifying these anchor investors by name on the cover of the prospectus may give them undue prominence and may have the potential of being misleading to investors by suggesting these anchor investors have more control or have made a more formal commitment than will be the reality.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff to Derek Dostal of Davis Polk & Wardwell LLP at (212) 450-4322.

Very truly yours,

Alpha Partners Technology Merger Corp.

By:	/s/ Matthew Krna
Name:	Matthew Krna
Title:	Chief Executive Officer and Director

cc:	Derek Dostal, Davis Polk & Wardwell LLP